

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

<u>Via E-mail</u>
Michael Hill
Chief Executive Officer
Gemini Explorations, Inc.
Suite 504-1015 East Sunrise Blvd.
FT. Lauderdale FL 33304

      Re: **Gemini Explorations, Inc.**
              Schedule 14A
              File No. 0-52399
              Filed March 14, 2011

Dear Mr. Hill:

     We have completed our review of your Schedule 14A and do not have any further comments at this time.

                  Sincerely,

                  /s/ A.N. Parker for

                  H. Roger Schwall
                  Assistant Director